UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

KapStone Paper and Packaging Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48562P103

(CUSIP Number)

Kathryn D. Ingraham

KapStone Paper and Packaging Corporation

1101 Skokie Blvd., Suite 300

Northbrook, IL 60062

847-239-8817

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48562P103

1.	Names of Reporting Persons. Roger Stone

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,890,040

	8.	Shared Voting Power: 1,849,800

	9.	Sole Dispositive Power: 3,890,040

	10.	Shared Dispositive Power: 1,849,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,739,840 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.91% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)   Includes 1,849,800 shares of Common Stock held by the Roger and Susan Stone Family Foundation.

(2)   Based on 97,138,740 shares of Common Stock outstanding as of the close of business on January 26, 2018.

CUSIP No. 48562P103

1.	Names of Reporting Persons. Roger and Susan Stone Family Foundation N4952-435-8

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,849,800

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,849,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,849,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.90% (1)

14.	Type of Reporting Person (See Instructions): CO

(1)   Based on 97,138,740 shares of Common Stock outstanding as of the close of business on January 26, 2018.

Item 1. Security and Issuer.

This statement on Schedule 13D/A (this “Statement”) relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of KapStone Paper and Packaging Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 1101 Skokie Boulevard, Suite 300, Northbrook, IL 60062. This Statement amends the Schedule 13D filed by the Reported Persons (as defined below) on June 9, 2008, as amended by the Schedule 13D/A filed on June 9, 2009, the Schedule 13D/A filed on August 20, 2009, the Schedule 13D/A filed on March 16, 2012 and the Schedule 13D/A filed on April 5, 2017.

Item 2. Identity and Background.

(a)-(c) This statement is being filed on behalf of (i) Roger Stone and (ii) the Roger and Susan Stone Family Foundation, an Illinois not-for-profit corporation (the “Foundation”). Mr. Stone and the Foundation are herein together sometimes called the “Reporting Persons.” The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3) or for any other purpose.

Mr. Stone is Executive Chairman of the Company’s Board of Directors, and his principal business address is c/o KapStone Paper and Packaging Corporation, 1101 Skokie Boulevard, Suite 300, Northbrook, Illinois 60062. Mr. Stone is president and director of the Foundation.

The principal business of the Foundation is to make contributions exclusively for charitable, religious, literary and educational purposes, for the relief of the conditions of the poor and the aged, the homeless and the afflicted, or other persons in unfortunate circumstances for the advancement of learning, science, and for the prevention of cruelty to children and animals. The principal address of the Foundation is 1101 Skokie Boulevard, Suite 300, Northbrook, Illinois 60062.

(d) and (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f) Mr. Stone is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction

On January 28, 2018, the Company, WestRock Company, a Delaware corporation (“WestRock”), Whiskey Holdco, Inc., a Delaware corporation and a newly formed wholly-owned subsidiary of WestRock (“Holdco”), Kola Merger Sub, Inc., a Delaware corporation and a newly formed wholly-owned subsidiary of Holdco (“Company Merger Sub”), and Whiskey Merger Sub, Inc., a Delaware corporation and a newly formed wholly-owned subsidiary of Holdco (“Parent Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, WestRock will acquire all of the outstanding shares of the Common Stock through a transaction in which: (i) WestRock will merge with and into Parent Merger Sub, with WestRock surviving such merger (the “WestRock Merger”) as a wholly-owned subsidiary of Holdco, a new holding company formed by WestRock which shall, at the effective time of the Mergers as defined below change its name to “WestRock Company,” and (ii) the Company will merge with and into Company Merger Sub, with the Company surviving such merger as a wholly-owned subsidiary of Holdco (the “Company Merger” and, together with the WestRock Merger, the “Mergers”).

As an inducement for WestRock to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, the Reporting Persons entered into voting agreements (each a “Voting Agreement”) with WestRock, covering shares totaling approximately 5.91% of the outstanding shares of Common Stock. The Voting Agreements provide that Mr. Stone, among other things, upon the terms and subject the conditions therein, (i) will vote all the shares of Common Stock that he beneficially owns in favor of the approval and adoption of the Merger Agreement and against any alternative acquisition proposal and (ii) subject to specified exceptions, will not sell or otherwise transfer his shares of Common Stock during the term of each Voting Agreement.

The foregoing summary of the Voting Agreements is subject to, and qualified in its entirety by, the full text of the Voting Agreements, which are attached hereto as Exhibits 2 and 3 and incorporated herein by reference.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Mr. Stone is the Executive Chairman of the Board of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business, and affairs of the Issuer.

None of the Reporting Persons, as stockholders of the Company, has any plans or proposals other than as described herein that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding the foregoing, Mr. Stone, in his positions as the Company’s Executive Chairman of the Board, intends to approve such matters and take such actions as he deems to be in the best interests of the Company, which matters and actions could potentially involve items referenced in the first sentence of this paragraph.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Based on 97,138,740 shares of Common Stock outstanding as of the close of business on January 26, 2018, the 5,739,840 shares of Common Stock beneficially owned by Mr. Stone represent approximately 5.91% of the outstanding Common Stock. This total also includes the 1,849,800 shares of Common Stock beneficially owned by the Foundation of which Mr. Stone may be deemed to have beneficial ownership by virtue of the relationship described in Item 2 above.

Except for the shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, disclosed in this Statement, none of the Reporting Persons owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

Mr. Stone has sole power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities beneficially owned by him. Mr. Stone, as Director, President and Treasurer of the Foundation, has shared power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities held by the Foundation. Pursuant to the terms of the Foundation’s organizational documents, actions with respect to the Common Stock held by the Foundation, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the shares, require the approval of Mr. Stone.

(c) None of the Reporting Persons has made any purchase, sale or any other transaction in the Common Stock during the 60 days preceding the filing of this Statement.

(d) As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of the shares referred to in Item 5(a) above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Voting Agreements in Item 4 of this Statement is incorporated herein by reference. The Voting Agreements are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

Other than as described in Item 4 of this Statement and herein (and the Joint Filing Agreement filed as an Exhibit to this Statement), there are no contracts, arrangements or understandings between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Mr. Stone has been granted non-qualified stock options, restricted stock and restricted stock units pursuant to the Issuer’s equity incentive plans.  As of January 26, 2018, Mr. Stone has: (a) 92,192 options, all of which have vested in accordance with their respective terms, at an exercise price of $4.68 per share; (b) 116,646 options, all of which have vested in accordance with their respective terms, at an exercise price of $7.31 per share; (c) 107,594 options, all of which have vested in accordance with their respective terms, at an exercise price of $8.88 per share; (d) 90,490 options, all of which have vested in accordance with their respective terms, at an exercise price of $13.83 per share; (e) 55,448 options, all of which have vested in accordance with their respective terms, at an exercise price of $30.41 per share; (f) 89,286 options, half of which have vested in accordance with their respective terms on March 26, 2017 and half of which are scheduled to vest in accordance with their respective terms on March 26, 2018, each at an exercise price of $31.89 per share; (g) 96,524 options, half of which are scheduled to vest in accordance with their respective terms on March 18, 2018 and half of which are scheduled to vest in accordance with their respective terms on March 18, 2019, each at an exercise price of $12.72 per share; (h) 128,412 options, half of which are scheduled to vest in accordance with their respective terms on March 7, 2019 and half of which are scheduled to vest in accordance with their respective terms on March 7, 2020, each at an exercise price of $22.195; and Mr. Stone has: (i) 28,222 restricted stock units with restrictions that are scheduled to lapse on March 26, 2018; (j) 30,000 restricted stock units with restrictions that are scheduled to lapse on March 18, 2019; and (k) 45,055 restricted stock units with restrictions that are scheduled to lapse on March 7, 2020.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock reported as beneficially owned by the Reporting Persons includes the number of shares underlying the options and restricted stock units listed above that are currently vested or that shall vest within 60 days of the date hereof.

Item 7.   Material to be Filed as Exhibits

See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    February 9, 2018

February 9, 2018
Date

/s/ Roger Stone
Roger Stone

ROGER AND SUSAN STONE FAMILY
FOUNDATION

/s/ Roger Stone
Roger Stone, President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT INDEX

Number	Description
1	Joint Filing Agreement, dated as of February 9, 2018, by and among Roger Stone and the Roger and Susan Stone Family Foundation.

2	Voting Agreement, dated as of January 28, 2018, between WestRock Company and Roger W. Stone

3	Voting Agreement, dated as of January 28, 2018, between WestRock Company and the Roger and Susan Stone Family Foundation